UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 14, 2022, Olink Holding AB (publ) issued a news release announcing its unaudited financial results for the fourth quarter and full year ended December 31, 2021, and providing revenue guidance for the full year 2022. A copy of the news release is furnished as Exhibit 99.1 to this Form 6-K.

Company management hosted a conference call to discuss financial results on February 14, 2022.  An archived webcast of the event will be available on the "Investors" section of the Company's website at https://investors.olink.com/investor-relations. A copy of the presentation is furnished as Exhibit 99.2 to this Form 6-K.

Exhibit No.	Description

99.1	Olink Holding AB (publ) News Release dated February 14, 2022.

99.2	Olink Holding AB (publ) Presentation February 14, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: February 14, 2022